Exhibit 99.1

Sprott Physical Gold Trust Announces Exercise of Over-allotment Option by Underwriters in Follow-on Offering of Trust Units

TORONTO, April 12 /CNW/ - Sprott Physical Gold Trust (the "Trust") (NYSE: PHYS) (TSX: PHY.U), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, today announced that the underwriters for the previously announced follow-on public offering (the "Offering") of units ("Units") of the Trust have purchased an additional 2,347,500 Units in connection with the exercise of their over-allotment option.

Including this exercise of the over-allotment option, the gross proceeds of the Offering were US$340,692,990, consisting of 27,168,500 Units offered at US$12.54 per Unit.

The Trust will use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering. The net proceeds of the Offering per Unit are greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to pricing of the Offering, as required under the trust agreement governing the Trust.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering was made simultaneously in the United States and Canada by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional details on the Trust can be found in the final prospectus supplement available on the SEC's website (www.sec.gov) and SEDAR (www.sedar.com).

%CIK: 0001494728

For further information:

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

CO: Sprott Physical Gold Trust

CNW 13:15e 12-APR-11